UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Amphitrite Digital, Inc.

Legal status of Issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      United States Virgin Islands

      Date of Incorporation
      April 1, 2022

Physical Address of Issuer
6501 Red Hook Plaza, 201-465, St. Thomas, VI 00802,United States

Website of issuer
https://amphitritedigital.com/

Current Number of Employees

37

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$4,212,718	$1,681,162
Cash and Cash Equivalents	$134,868	$1,027
Accounts Receivable	$6,153	$17,468
Short-term Debt	$1,648,485	$505,743
Long-term Debt	$5,492,761	$1,864,218
Revenues/Sales	$4,599,505	$2,059,001
Cost of Goods Sold	$3,917,972	$1,633,373
Taxes Paid	$0	$0
Net Income	($2,428,382)	$72,624

April 29, 2022

FORM C-AR

Amphitrite Digital Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Amphitrite Digital, Inc., a United States Virgin Islands corporation ("**AMDI**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://amphitritedigital.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included elsewhere in this annual report. You should carefully read the "Key Factors Affecting Our Operating Results" to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview of Operations

We provide award-winning in-destination tours, activities, and attractions ("TAA") in the continental United States and the Caribbean using itineraries that feature up-close encounters with wildlife, nature, history and culture, and promote guest empowerment and interactivity. We have pioneered innovative ways to allow our guests to connect with exotic and remote places. Many of these expeditions involve travel to leading vacation and staycation locations including the United States Virgin Islands, British Virgin Islands, Panama City Beach, Florida, and the Great Lakes. We have been the recipient of the TripAdvisor's 2022 and 2023 Travelers Choice Award, and we were voted the Best Day Sail operation by the Virgin Islands Daily News for 2021 and 2022. Our mission is to provide exceptional maritime vacation or staycation tours, activities and attractions to our guests while staying committed to delivering industry leading unique, fun, memorable and educational experiences.

We are committed to bringing the best of digital technology to the in-destination maritime tour activity and attraction industry. We believe our digital innovations improve top-line revenue, bottom line profit and expand the market for our products by introducing consumers to new and exciting maritime recreational activities. We believe that our maritime ships, yachts and boats are increasingly versatile, allowing consumers to use them for a wide range of maritime based charters, tours and activities that provide our guests "The Best Day of Their Vacation".

As of the fiscal year ended December 31, 2022 we own 13 luxury catamarans and power boats in the USVI operating as Seas the Day Charters USVI (www.seasthedayusvi.com) and offer a variety of maritime tours on Lake Michigan from Chicago on our Tall Ship Windy, a 148-foot, traditional four-masted topsail schooner ship designated as the official Tall Ship Ambassador for the City of Chicago (www.tallshipwindy.com). Windy of Chicago Ltd was acquired by Amphitrite in January of 2022.

On August 25, 2022 we signed a Letter of Intent to acquire Paradise Adventures LLC dba Paradise Adventures Catamarans and Watersports. Paradise Adventures owns and operates 13 maritime tour and charter vessels from Panama City Beach Florida (www.paradiseadventurespcb.com). This acquisition closed on January 19, 2023. Paradise Adventures LLC had $1,727,823 in revenue for the fiscal year ending December 31, 2022.

On March 24th, 2023 we signed a binding Purchase Agreement to acquire Paradise Yacht Management group ("PYM"). PYM manages and operates 31 luxury catamarans in the U.S and British Virgin Islands (www.paradiseyachtmanagement.com, www.chartersmarter.com). This acquisition is anticipated to close in May of 2023. PYM had $10,529,733 in revenue for the fiscal year ending December 31, 2022. As they are subsequent events to our fiscal year ending December 31, 2022, neither the Paradise Adventures or the PYM acquisitions are reflected in this Management Discussion and Analysis.

Results of Operations

Comparison of the Fiscal Year Ended December 31, 2022 and 2021

The following table provides certain selected financial information for the periods presented:

	Fiscal Year Ended December 31,	
	2022	**2021**
Statement of Operations Data:		
Net sales	$ 4,599,505	$ 2,059,001
Cost of revenue	$ 3,917,972	$1,633,373
Gross profit	$681,533	$425,628
Total operating expenses	$3,005,157	$324,727
Income (loss) from operations	$(2,323,624)	$100,901
Total other income (expenses)	$(104,758)	$(28,277)
Net income (loss)	$ (2,428,382)	$ 72,624
Basic and dilutive income (loss) per share of common stock	$ (0.33)	$ 0.01
Weighted average number of shares of common stock outstanding	7,327,764	6,400,000

| | As of December 31 | |
	2022	**2021**
Balance Sheet Data:		
Cash	$134,868	$1,027
Total assets	$4,212,718	$1,681,162
Total liabilities	$5,492,761	$1,864,218
Accumulated deficit	$(2,611,438)	$(183,056)
Total stockholders' equity	$(1,280,043)	$(183,056)
Total liabilities and stockholders' equity	$4,212,718	$1,681,162

Net sales

The company saw an increase in net sales of 123% for the year ended December 31, 2022 to $4,599,505, as compared to $2,059,001 for the year ended December 31, 2021. This increase was driven by 1)the acquisition of Windy of Chicago Ltd in January of 2022 with net sales of $1,671,080, and, 2)an increase in net sales of 34% to $2,764,097 at our Seas the Day Charters USVI business unit. This increase was driven by our digitally enabled guest acquisition program which drove an increase in guest count and vessel utilization.

Cost of Revenue

For the fiscal year ended December 31, 2022, cost of revenue increased by 140% for the year ended December 31, 2022, to $3,917,972, as compared to $1,633,373 for the year ended December 31, 2021. For our company, labor expenses for the company's captains and crew that operate our maritime tours and charters make up the predominance of our cost of revenue. This labor expense increased proportionately to the increase in net sales.

We include the non-cash depreciation expense of our maritime charter and tour vessels in cost of revenue. Depreciation expense increased 164% to $608,361 for the fiscal year ended December 31, 2022, as compared to $230,448 for the fiscal year ended December 31, 2021. This is primarily due to the purchase by Windy of Chicago Ltd of Tall Ship Windy for $1,850,000 on April 15, 2022. Tall Ship Windy was previously leased by Windy of Chicago Ltd.   In addition, our Seas the Day Charters USVI business unit acquired the 50' S/Y Leviathan and the 40' M/V Island Flyer in 2022 adding to the increase in non-cash depreciation expense.

Gross profit

Gross profit increased to $681,533 from $425,628, or approximately 60% for the fiscal year ended December 31, 2022, as compared to the fiscal year ended December 31, 2021. This increase is attributable to 1) the acquisition and net sales of Windy of Chicago Ltd in January 2022, and 2) an increase in net revenue of 34% and guest count of 22% at Seas the Day Charters USVI for the year ended December 31, 2022, to 9,064 guests, as compared to 7,426 guests for the year ended December 31, 2021. The booking and guest count increase is primarily attributable to the effectiveness of our digitally enabled guest acquisition programs.

Operating Expenses

Operating expenses for the fiscal year ended December 31, 2022, increased by approximately 825% to $3,005,157 as compared to $324,727 for the fiscal year ended December 31, 2021. Operating expenses include general and administrative expense as well as non-cash stock-based compensation expense.

The increase in operating expense was primarily attributable to an increase in non-recurring, non-cash stock-based compensation of $1,486,875 for the fiscal year ending December 31, 2022, compared to $0 in the prior fiscal year. This non-cash stock-based compensation consisted of stock grants to Seas the Day Charters USVI and Windy of Chicago Ltd captains, crew, employees and support personnel as part of our employee retention program and in anticipation of our IPO in 2023.

Advertising expenses increased 227% to $437,683. The increase is primarily attributable to a one-time $175,000 marketing developmental expense to test new digital advertising means associated with the acquisition of Windy of Chicago Ltd and expansion of marketing channels for Seas the Day Charters USVI. We also saw an increase in online digital media buys with Google, Microsoft Audience Network and Meta; an integral part of our digitally enabled guest acquisition program. We anticipate that our operating expenses, including our advertising and selling expenses, will increase proportionately throughout 2023 as we continue to utilize our digitally enabled guest acquisition programs to drive net sales.

Other Income and Expense

Other Income and Expense for the fiscal year ended December 31, 2022, was $(104,758) compared to ($28,277) for the fiscal year ended December 31, 2021. Other income for the fiscal year of 2022 largely consists of $(129,192) in interest expense for our fixed asset notes payable and $20,833 related to SBA Paycheck Protection Program loan forgiveness.

Liquidity and Capital Resources

The following table sets forth information as to consolidated cash flow information for the years ended December 31, 2022 and 2021

	As of December 31	
	2022	**2021**
Cash Flows Data:		
Net cash flows provided by (used in) operating activities	$206,955	$475,962
Net cash used in investing activities	$(914,077)	$(342,531)
Net cash (used in) provided by financing activities	$840,963	$(138,159)
Net increase (decrease) in cash and cash equivalents	$134,868	$1,027

Net cash flow from operating activities for the year ended December 21, 2022 of $206,955 approximately 4.5% of Net Revenue, reflected our net income of $(2,428,382), adjusted primarily as follows: offset of $1,486,875 in non-recurring non-cash stock compensation expense, offset of $608,361 in non-cash depreciation expense, offset by $540,101 in other decreases of liabilities.

Net cash flow used in investing activities for the 12 months ended December 31, 2022 of $(914,077) reflected primarily the purchase of fixed assets, maritime vessels used in our charter and tour operations, including the purchases of 148' S/V Windy, 50' S/Y Leviathan and 40' M/V Island Flyer.

Net cash flow used in financing activities for the year ended December 31, 2022 of $840,963 reflected of $1,115,148 in Notes Payable primarily for the purchase of 148' S/V Windy, 50' S/Y Leviathan and 40' M/V Island Flyer, $660,034 in proceeds for the issuance of common stock in our Reg CF offering offset by $538,705 in repayment of Notes Payable, and $395,514 for the payment of offering costs.

To date, we have financed our operations primarily through cash flow from operations and working capital loans from third parties and working capital loans from our major stockholders, who are our chairman and chief executive officer, when necessary. We plan to support our future operations primarily from cash generated from our operations including cash generated from our acquisition of Paradise Adventures LLC in January of 2023. We believe that our current cash and cash flows provided by operating activities, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. We cannot give any assurance that additional financing will not be required or, if required, would be available on favorable terms if at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in dilution to our stockholders which may be substantial.

EBITDA and Adjusted EBITDA

This section of the MD&A makes reference to certain non-GAAP (as defined below) measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under Generally Accepted Accounting Principles ("GAAP"), do not have a standardized meaning and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Amphitrite Digital or other performance measures derived in accordance with GAAP measures of operating performance or operating cash flows or as a measure of liquidity.

In addition to our results determined in accordance with GAAP, we use non-GAAP measures including, "EBITDA" and "Adjusted EBITDA" (each as defined below). These non-GAAP measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We also believe that securities analysts, investors and other interested parties frequently use non-GAAP measures and industry metrics in the evaluation of issuers. Our management also uses non-GAAP measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures and industry metrics as follows:
"Adjusted EBITDA" is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses, development costs and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, neither of which has an impact on our operating performance.
"EBITDA" is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes.

	Fiscal Year Ended December 31,	
	2022	2021
Adjusted EBITDA Statement of Operations Data:		
Net sales	$ 4,599,505	$ 2,059,001
Cost of revenue	$ 3,309,611	$1,402,925
Gross profit	$1,289,894	$656,076
Total operating expenses	$964,166	$324,727
Income (loss) from operations	$325,728	$331,349
Total other income (expenses)	$24,434	$16,278
Net income (loss)	$ 350,162	$ 347,627
Basic and dilutive income (loss) per share of common stock	$ 0.05	$ 0.05
Weighted average number of shares of common stock outstanding	7,327,764	6,400,000

The adjusted EBITDA net income increased by 0.7% to $350,162 for the fiscal year ending December 31, 2022. Adjusted EBITDA variances to GAAP Net Income for the fiscal year ending December 31, 2022 includes $608,361 in non-cash depreciation expense, $129,192 in interest expense, $1,486,875 in non-cash stock compensation, $125,000 in non-recurring legal expense, $175,000 in non-recurring marketing development expense and $254,166 in wage expense associated with early onboarding of senior management to assist with our planned IPO and the acquisitions of Paradise Adventures LLC and Paradise Yacht Management group in 2023.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or

GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Revenue Recognition

The company's revenues consist of completed group boat tours and private charters, food and beverage sales during the tours and charters, and merchandise sales. Revenue is recognized at the time of completing the performance obligation, in this case, the completion of the tour or charter activity or the passing of the non-refundable booking date. Food, beverage and merchandise sales are recorded at the completion of the sales transaction when the food, beverage or merchandise is delivered to the customer. Accordingly, Amphitrite Digital revenues are recognized at a point in time.

Boat tour and charter bookings occur via our website at www.seasthedayusvi.com, www.tallshipwindy.com and www.paradiseadventurespcb.com, and direct phone sales, ticket booth sales, or third-party online travel agency ("OTA") sales. Customers pay for their group tour or private charter in full at the time of booking. Advance payments from customers are reflected as contract liabilities which are recognized as revenue upon completion of the tour or charter. The customer deposit balance as of December 31, 2022, and 2021, was $197,045 and $232,071 respectively, and is expected to be recognized as revenue within a one-year period.

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 which was adopted at the beginning of fiscal year 2018 using the modified retrospective method. The Company did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the effect was immaterial.

Other Revenue Recognition Matters

The Company has excluded sales and other taxes assessed by a governmental authority in connection with revenue- producing activities from the determination of the transaction price for all sales.

Concentrations of Credit and Business Risk

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high quality federally insured financial institutions. However, cash balances more than the Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000 are at risk. During the years ended December 31, 2022, and 2021, the Company had $0 and $0 in excess of FDIC insured limits.

Customer Concentrations

Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ending December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% of our total revenue for the twelve months ended December 31, 2022. No other customer or referral source constitutes more than 10% of our revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States "U.S. GAAP" requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Included in those estimates are assumptions about allowances for inventory obsolescence, useful life of fixed assets, warranty reserves and bad-debt reserves.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investments with original maturities of fiscal year or less at the time of purchase. On December 31, 2022, and December 31, 2021, the Company did not have any cash equivalents.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued liabilities and notes payable to stockholder approximate their fair values as of December 31, 2022, and December 31, 2021, respectively, because of their short-term natures.

Property and Equipment
In the fiscal year ended December 31, 2022, the company purchased property and equipment, primarily maritime vessels at a cost of $2,878,319. Other additions to property and equipment included a vehicle, dock and office equipment.

The company's property and equipment consist of the following as of December 31, 2022, and 2021:

Description	Estimated Useful Live	2022	2021
Maritime Vessels – ships, yachts and boats	7	$4,900,967	$2,022,648
Vehicles	5	$118,384	$90,000
Docks	20	$69,925	$26,917
Office Equipment	5	$18,470	
Total Property & Equipment at Cost		**$5,107,746**	**$2,139,565**
Accumulated Depreciation		($1,117,891)	($509,528)
Total Property and Equipment Net		3,985,855	$1,630,037

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, except for assets held under capital leases, for which the Company records depreciation and amortization based on the shorter of the asset's useful life or the term of the lease. The estimated useful lives of property and equipment range from three to seven years. Upon sale or retirement, the cost and related accumulated depreciation and amortization are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repair and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

The company's non-cash depreciation expense totaled $608,361 and $230,448 for the years ended December 31, 2022, and 2021, respectively.

Impairment of Long-Lived Assets
Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows.

Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of December 31, 2022 the Property and Equipment, Net value on the company's balance sheet is $3,985,855. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $5MM and $5.2MM.

Leases
The Company adopted FASB Accounting Standards Update ("ASU") No. 2016-02, Leases ("Topic 842"), using the modified retrospective adoption method with an effective date of January 1, 2019. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments. Under Topic 842, the Company applied a dual approach to all leases whereby the Company is a lessee and classifies leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the Company. Lease classification is evaluated at the inception of the lease agreement.

Paycheck Protection Program
U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company determined it most appropriate to account for the Paycheck Protection Program ("PPP") loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 "(IAS 20)", Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC Subtopic 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e., qualified expenses). Further, IAS 20 permits for the recognition in earnings either (1) separately under a general heading such as other income, or (2) as a reduction of the related expenses. The Company has elected to recognize government grant income separately within other income to present a clearer distinction in its financial statements between its operating income and the amount of net income resulting from the PPP loan and forgiveness.

Income Taxes
In accordance with U.S. GAAP, the Company follows the guidance in FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes. On December 31, 2022, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements.

For the fiscal year ended December 31, 2022, the company has filed for an extension to file its federal, state and territory annual tax returns. The company currently believes it will not have tax liability. As such, there is no provision for income taxes. If applicable, the Company would recognize interest and penalties associated with tax matters as part of operating expenses and include accrued interest and penalties with the related tax liability in its financial statements.

For the fiscal years ended December 31, 2021, the legal entities of the company's operating units required loss and credits from each company to be passed through to the shareholders and reported on the shareholders' income tax returns.

Recent Accounting Pronouncements
All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

Internal Control Over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

During the preparation of the company's financial statements for the fiscal years ending December 31, 2022, 2021, and 2020, the company nor its auditors identified any material weaknesses in the company's internal controls over financial reporting.

JOBS Act

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for complying with new or revised financial accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the date on which we are deemed to be a "large accelerated filer" under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; or (iv) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure regarding quantitative and qualitative market risk.

Subsequent Events

Subsequent to the fiscal year ended December 31, 2022, the company has entered into several material agreements. On January August 25, 2022, the company entered into a Letter of Intent to acquire Paradise Adventures LLC. Paradise Adventures LLC operates as Paradise Adventures Catamarans and Watersports in Panama City Beach, Florida and had revenue for the fiscal year ended December 31, 2022 of approximately $1,727,823 and operating loss of ($306,798). The company closed on this acquisition on January 19, 2023. On October 18, 2022, the company entered into a Letter of Intent to acquire Paradise Yacht Management group ("PYM") of companies located in the U.S and British Virgin Islands. PYM had revenue for the fiscal year ended December 31, 2022 of approximately $10,529,733 and operating income of $ 33,613.. The transaction to acquire PYM is anticipated to close in the first half of 2023.

Key Factors Affecting Our Operating Results

Ongoing Acquisitions

We were formed in March 2022 to continue the operations of our predecessor and acquired its two wholly owned subsidiaries, Windy of Chicago Ltd and Seas the Day Charters USVI, and in January 2023, we acquired Paradise Adventures LLC, and in March 2023 we entered into a Purchase Agreement to acquire Paradise Yacht Management LLC. Because of our rapid growth this year through acquisitions, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to effectively plan for and manage our growth. For the years ended, December 31 2022, and December 31 2021, on a pro forma basis, including the acquisitions of Windy of Chicago Ltd on January 15, 2022, Paradise Adventures LLC on January 19, 2023 and the pending Paradise Yacht Management group acquisition, we had revenues of $16,857,061 and $13,771,154 and a net increase of $3,085,907, and $8,760,642, respectively. However, the recent business formation and acquisitions make it difficult to forecast our consolidated future results of operations.

Level of Indebtedness

As of December 31, 2022, our total indebtedness, excluding capital leases, was $4,606,557 including: a Secured Lump-Sum Promissory Note Agreement with Ham and Cheese Events with a balance of $50,000, secured by 100% of the stock of Windy of Chicago purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum; a Secured Lump-Sum Promissory Note Agreement with STDC Holdings Incorporated for $396,098, secured by the assets of Seas the Day Charters USVI purchased by the Company and personally guaranteed by Scott and Hope Stawski, our co-Founder, Chairman and Chief Revenue Officer and our co-Founder and President, respectively, with interest rate equal to four percent per annum; Fixed asset financing for maritime tour vessels in the amount of $2,024,006; and SBA loans totaling $1,977,861.

Our substantial level of indebtedness could have important consequences for us, including the following: requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations and future business opportunities; exposing us to the risk of higher interest rates because certain of our borrowings, including our SBA secured borrowings are at variable rates of interest; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; limiting our ability to obtain additional equity or debt financing for general corporate purposes, acquisitions, investments, capital expenditures or other strategic purposes; limiting our ability to adjust to changing business conditions and placing us at a competitive disadvantage to our less highly leveraged competitors; and making us more vulnerable to general economic downturns and adverse developments in our business. The above factors could limit our financial and operational flexibility and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Customer Concentrations
Our business relies on relationships with OTAs to generate a large percentage of our revenue through bookings made by these travel companies. OTAs represented approximately 29% of our business for the twelve months ending December 31, 2022. This revenue concentration in OTAs makes us particularly dependent on factors affecting those OTAs. For example, if demand for their services decreases, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. A substantial portion of our revenue from OTAs is through our supplier agreement with Viator, which accounted for approximately 26% of our total revenue for the twelve months ended December 31, 2022. No other customer or referral source constitutes more than 10% of our revenue.

Impairment of Long-Lived Assets
Management assesses the recoverability of its long-lived assets when indicators of impairment are present. If such indicators are present, the recoverability of these assets is determined by comparing the undiscounted net cash flows estimated to result from those assets over the remaining life to the assets' net carrying amounts. If the estimated undiscounted net cash flows are less than the net carrying amount, the assets would be adjusted to their fair value, based on appraisal or the present value of the undiscounted net cash flows. Accounting principles require the company to report fixed asset value, primarily maritime tour and charter vessels, on its balance sheet after accumulated depreciation. As of December 31, 2022 the Property and Equipment, Net value on the company's balance sheet is $3,985,855. The company regularly receives valuation estimates on the market value of its maritime vessels for insurance purposes. The company believes the market value of these Fixed Assets as of December 31, 2022 is between $5MM and $5.2MM.

Reliance on third parties for repair and maintenance
We rely on shipyards, their subcontractors and our suppliers to effectively repair, maintain, and upgrade our existing ships on a timely basis and in a cost-effective manner. There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships. As such, any disruptions affecting the fleet modernization supply chain will adversely impact our business as there are limited substitutes. Suspensions and/or slowdowns of work at shipyards, could impact our ability to timely and cost-effectively procure new capacity, and our ability to execute scheduled drydocks and/or fleet modernizations. Variations from our plan could have a significant negative impact on our business operations and financial condition. In addition, delays, mechanical faults and/or unforeseen incidents may result in delays of new ship orders or necessitate unscheduled drydocks. Such events could result in lost revenue, increased operating expenses, or both, and thus adversely affect our results of operations.

Macroeconomic Trends and Uncertainties
As a result of conditions associated with global events, including the downstream effects of the COVID-19 pandemic and Russia's ongoing invasion of Ukraine and actions taken by the United States and other governments in response to the invasion, the global economy, including the financial and credit markets, has experienced significant volatility and disruptions, including increases in inflation rates, fuel prices, and interest rates. Our costs have been, and are expected to continue to be, adversely impacted by these increases. In an attempt to mitigate risks related to inflation, our supply chain department may negotiate contracts with varying terms, with a goal of

providing us with the ability to take advantage of cost declines when they occur, and diversified our sourcing options. These strategies may not fully offset the impact of current macroeconomic conditions. See "Risk Factors" for additional information.

Climate Change
We believe the increasing focus on climate change and evolving regulatory requirements will materially impact our future capital expenditures and results of operations. We expect to incur significant expenses related to these regulatory requirements, which may include expenses related to greenhouse gas emissions reduction initiatives and the purchase of emissions allowances, among other things. If requirements become more stringent, we may be required to change certain operating procedures, for example slowing the speed of our vessels, which could adversely impact our operations. We are evaluating the effects of global climate change related requirements, which are still evolving, including our ability to mitigate certain future expenses through initiatives to reduce greenhouse gas emissions including the conversion of our fleet from gas or diesel powered to electric power where appropriate; consequently, the full impact to the Company is not yet known. Additionally, our ships, port facilities, corporate offices and island destinations have in the past and may again be adversely affected by an increase in the frequency and intensity of adverse weather conditions caused by climate change. For example, certain ports have become temporarily unavailable to us due to hurricane damage and other destinations have either considered or implemented restrictions on cruise and charter operations due to environmental concerns. See "Risk Factors" for additional information.

Incidents on maritime vessels, at port facilities, land destinations and instances of foodborne illness and outbreaks of disease
Maritime vessels, private destinations, port facilities and shore excursions operated and/or offered by us and third parties may be susceptible to the risk of accidents, illnesses, mechanical failures, environmental incidents and other incidents which could bring into question safety, health, security and vacation satisfaction and negatively impact our sales, operations and reputation. Incidents involving cruise ships, and, in particular the safety, health and security of guests and crew and the media coverage thereof, including those related to the COVID-19 pandemic, have impacted and could continue to impact demand for our cruises and pricing in the industry. In particular, we cannot predict the impact on our financial performance and the public's concern regarding the health and safety of travel, especially by cruise ship, and related decreases in demand for travel and cruising. Moreover, our ability to attract and retain guests and crew depends, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as regarding the cruising industry and our ships specifically. Our reputation and our business could also be damaged by continued or additional negative publicity regarding the cruise industry in general, including publicity regarding the spread of contagious disease such as COVID-19, over-tourism in key ports and destinations and the potentially adverse environmental impacts of cruising. The considerable expansion in the use of social and digital media has compounded the potential scope and reach of any negative publicity. In addition, incidents involving cruise ships may result in additional costs to our business, increasing government or other regulatory oversight and, in certain cases, potential litigation.

Our supply chain and food safety controls and training may not be fully effective in preventing all food safety issues at our venues on our maritime vessels, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. In addition, we rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single maritime vessel. Some foodborne illness incidents could be caused by third-party vendors and distributors outside of our control. The occurrence of a similar incident at one or more of our vessels, or negative publicity or public speculation about an incident, could reduce customer demand for our maritime vessels and negatively impact demand for our maritime tours and adversely affect our results of operations.

In order to execute our growth plan, we must attract and retain highly qualified personnel, including United States Coast Guard licensed merchant mariner master captains and crew.
Recruitment competition for licensed merchant mariner personnel in our operating area is intense. We have, from time to time experienced, and we expect to continue to experience difficulty in hiring and retaining personnel with appropriate qualifications. As our company grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments. These changes could have an adverse impact on our corporate culture, which could harm our ability to retain and recruit personnel. If we hire personnel from competitors or other companies, their former employers may attempt to assert that these employees or

we have breached their legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and growth prospects could be materially adversely affected.

AMPHITRITE DIGITAL CORPORATION
Consolidated Balance Sheets
As of December 31, 2022 and 2021
(Unaudited)

	2022	2021
Assets		
Current Assets:		
Cash	$ 134,868	$ 1,027
Accounts receivable	6,153	17,468
Prepaid expenses and other current assets	29,343	
Total current assets	170,364	18,495
Right-of-Use Assets, Net	23,024	30,155
Deposits	33,475	2,475
Property and Equipment, Net	3,985,855	1,630,037
Total Assets	4,212,718	$ 1,681,162
Current Liabilities:		
Accounts payable	$ 354,987	$ 15,086
Accrued expenses	310,217	53,125
Contract liabilities	197,045	232,071
Lease liability, current portion	8,162	6,943
Current portion of notes payable, related party	97,021	29,748
Current portion of notes payable	681,053	168,770
Total current liabilities	1,648,485	505,743
Long-Term Liabilities:		
Lease liability, net of current	15,793	23,955
Notes payable, related p	632,113	203,135
Notes payable, net of c	3,196,370	1,131,385
Total Liabilities	5,492,761	1,864,218
Stockholders' Deficit:		
Common stock, $0.01 par value, 15,000,000 authorized; 8,385,209 and 6,400,000 issued and outstanding as of December 31, 2022 and 2021, respectively	83,852	64,000
Additional paid in capital	2,392,668	(64,000)
Stock subscription receivable	(47,000)	
Deferred compensation	(1,098,125)	
Accumulated deficit	(2,611,438)	(183,056)
Total stockholders' deficit	(1,280,043)	(183,056)
Total Liabilities and Stockholders' Deficit	$ 4,212,718	$ 1,681,162

AMPHITRITE DIGITAL CORPORATION
Consolidated Statements of Operations
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Revenues, Net	$ 4,599,505	$ 2,059,001
Cost of Revenue:		
Cost of labor	2,068,465	895,812
Cost of direct operating expenses	1,241,146	507,113
Depreciation expense	608,361	230,448
Total cost of revenue	3,917,972	1,633,373
Gross profit	681,533	425,628
Operating Costs and Expenses:		
General and administrative expenses		324,727
Stock based compensation	—	-
Total operating costs and expenses	—	324,727
Operating (loss) income	(2,323,624)	100,901
Other Income (Expenses):		
Interest expense	(129,192)	(44,555)
Gain on forgiveness of PPP loan	20,833	-
Gain on disposal of property an	-	14,291
Other income	3,601	1,987
Total other income (ex	(104,758)	(28,277)
Net (Loss) Income	$ (2,428,382)	$ 72,624
	$ (0.33)	$ 0.01
Weighted-Average Common Shares Outstanding - Basic and Diluted	7,327,764	6,400,000

AMPHITRITE DIGITAL CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021
(Unaudited)

	2022	2021
Cash Flows from Operating Activities:		
Net (loss) income	$ (2,428,382)	$ 72,624
Adjustments to reconcile net loss to net cash provided by operating activities:		
Gain on PPP loan forgiveness	(20,833)	
Gain on disposal of property and equipment		(14,291)
Stock based compensation	1,486,875	
Depreciation expense	608,361	230,448
Amortization of right-of-use assets	89,132	6,357
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	11,315	(6,797)
Increase in prepaid expenses	(5,042)	
Increase in accounts payable	332,407	9,530
Increase in accrued expenses	257,092	44,918
(Decrease) increase in contract liabilities	(35,026)	139,042
Decrease in lease liabilities	(88,944)	(5,869)
Net cash provided by operating activities	206,955	475,962
Cash Flows from Investing Activities:		
Net cash paid in Windy of Chicago, Ltd. asset acquisition	(250,000)	
Purchase of property and equipment	(664,077)	(360,051)
Payment of operating lease security deposit		(2,475)
Proceeds from sale of property and equipment		19,995
Net cash used in investing activities	(914,077)	(342,531)
Cash Flows from Financing Activities:		
Proceeds from notes payable	1,030,148	350,000
Proceeds from issuance of common sto k	660,034	
Proceeds from notes payable, related par	85,000	32,900
Repayments of notes payable	(349,956)	(214,121)
Payment of offering costs	(395,514)	
Repayment of notes payabl	(188,749)	(16,819)
Dividend to parent		(290,119)
Net cash provided by (use	840,963	(138,159)
Net Increase (Decrease) in Cash	133,841	(4,728)
Beginning of year	1,027	5,755
End of year	$ 134,868	$ 1,027
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 138,284	$ 44,555
Cash paid for income taxes	$	$
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Conversion of note payable to common stock	$ 180,000	$
Issuance of notes payable, related party	$ 600,000	$
Purchase of property and equipment with debt financing	$ 1,577,309	$ 696,948
Deemed dividend upon reorganization	$ 600,000	$

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer) By: Amphitrite Digital Incorporated
(Signature): \\Scott A. Stawski\\
 (Title): Chairman, Board of Directors